SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Artisan Partners Asset Management Inc.

(Name of Issuer)

Class A common stock, $0.01 par value per share

(Title of Class of Securities)

04316A-108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 04316A-108

1	NAME OF REPORTING PERSON James C. Kieffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,738,365[2]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,738,365
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%[3]
12	TYPE OF REPORTING PERSON (see Instructions) IN

[1]	Mr. Kieffer has granted an irrevocable proxy to vote all shares of the Company’s common stock he owns to a stockholders committee.
[2]	Represents 1,738,365 Class B common units of Artisan Partners Holdings LP that Mr. Kieffer may exchange for shares of Class A common stock.
[3]	Represents the amount in Row 9 divided by the sum of the number of outstanding shares of Class A common stock as of the date of this filing and the 1,738,365 Class B common units Mr. Kieffer may exchange for shares of Class A common stock.

Item 1(a)	Name of Issuer:

Artisan Partners Asset Management Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

875 E. Wisconsin Avenue, Suite 800, Milwaukee, WI 53202

Item 2(a)	Name of Person Filing:

James C. Kieffer

Item 2(b)	Address of Principal Business Office:

Artisan Partners Limited Partnership

875 E. Wisconsin Avenue, Suite 800

Milwaukee, WI 53202

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Class A common stock, par value $0.01 per share

Item 2(e)	CUSIP Number:

04316A-108

Item 3	Type of Person:

N/A

Item 4	Ownership (as of December 31, 2014)

(a)	Amount beneficially owned: 1,738,365. The amount represents 1,738,365 Class B common units of Artisan Partners Holdings LP that Mr. Kieffer may exchange for shares of Class A common stock.

(b)	Percent of class: 4.8% (based on 34,235,571 shares of Class A common stock outstanding as of February 10, 2015, and calculated in accordance with Rule 13d-3(d)(1)).

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0. Mr. Kieffer has granted an irrevocable proxy to vote all shares of the Company’s common stock he owns to a stockholders committee.

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,738,365. The amount represents 1,738,365 Class B common units of Artisan Partners Holdings LP that Mr. Kieffer may exchange for shares of Class A common stock.

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

James C. Kieffer

By:	James C. Kieffer*

*By:	/s/ Sarah A. Johnson
Sarah A. Johnson
Attorney-in-Fact for James C. Kieffer

Exhibit Index

Exhibit 1	Power of Attorney of James C. Kieffer, dated January 10, 2014